PARKWAY ACQUISITION CORP.

May 1, 2018

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: David Lin

Re:	Parkway Acquisition Corp.
Registration Statement on Form S-4
File No. 333-224295

Dear Mr. Lin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Parkway Acquisition Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective under the Securities Act at 4:00 p.m., Eastern Time, on Wednesday, May 2, 2018, or as soon thereafter as practicable.

Please contact Lee G. Lester of Williams Mullen at (804) 420-6583 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted. Thank you for your assistance.

Very truly yours,

/s/ J. Allan Funk
J. Allan Funk
President and Chief Executive Officer